EXHIBIT 99.5

Disclosure of Transactions in Own Shares

Paris, August 22, 2019 - In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 15, 2019 to August 21, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
15.08.2019	218,069	43.2275	9,426,578	XPAR
15.08.2019	14,870	43.2617	643,301	BATE
15.08.2019	75,546	43.2207	3,265,151	CHIX
15.08.2019	21,951	43.2639	949,686	TRQX
16.08.2019	179,313	43.3420	7,771,784	XPAR
16.08.2019	12,033	43.3405	521,516	BATE
16.08.2019	66,317	43.3408	2,874,232	CHIX
16.08.2019	19,207	43.3312	832,262	TRQX
19.08.2019	184,792	43.8853	8,109,660	XPAR
19.08.2019	12,941	43.8965	568,064	BATE
19.08.2019	61,711	43.9233	2,710,552	CHIX
19.08.2019	13,928	43.8978	611,408	TRQX
20.08.2019	185,812	43.8636	8,150,383	XPAR
20.08.2019	15,438	43.8442	676,867	BATE
20.08.2019	77,849	43.8427	3,413,110	CHIX
20.08.2019	17,206	43.8571	754,605	TRQX
21.08.2019	177,090	44.3370	7,851,639	XPAR
21.08.2019	13,643	44.3838	605,528	BATE
21.08.2019	62,605	44.3812	2,778,485	CHIX
21.08.2019	15,430	44.3234	683,910	TRQX
Total	1,445,751	43.7134	63,198,723

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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